Exhibit 99.2

Delixy Holdings Limited

883 North Bridge Road

#04-01

Southbank

Singapore 198785

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders on
February 23, 2026 at 10 A.M., Singapore Time
(February 22, 2026, at 9 P.M., Eastern Time)

The undersigned hereby appoints Mr. Xie, Dongjian as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Delixy Holdings Limited registered in the name of the undersigned. The undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” each of the resolutions in Item 1 and Item 2.

Item 1   By a special resolution, to approve the re-designation and re-classification of the authorised and issued share capital of the Company and the adoption of the Second Amended and Restated Memorandum and Articles of Association, such that:

(A)    the authorized and issued share capital of the Company be and is hereby re-designated as follows:

From: US$2,500 divided into 500,000,000 shares of a nominal or par value of US$0.000005 each;

To: US$2,500 divided into 450,000,000 Class A ordinary shares of a nominal or par value of US$0.000005 each and 50,000,000 Class B ordinary shares of a nominal or par value of US$0.000005 each;

By: the re-designation and re-classification of 442,826,000 unissued shares of a nominal or par value of US$0.000005 each into 442,826,000 unissued Class A ordinary shares of a nominal or par value of US$0.000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of 40,824,000 unissued shares of a nominal or par value of US$0.000005 each into 40,824,000 unissued Class B ordinary shares of a nominal or par value of US$0.000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of (i) 16,350,000 issued ordinary shares of a nominal or par value of US$0.000005 each into 7,174,000 Class A ordinary shares of a nominal or par value of US$0.000005 each and 9,176,000 Class B ordinary shares of a nominal or par value of US$0.000005 each as set out in the table below with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Mega Origin Holdings Limited	9,176,000	9,176,000 Class B Ordinary Shares
All other shareholders	7,174,000	7,174,000 Class A Ordinary Shares

(B)    the existing clause 8 of the existing memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$2,500 divided into (a) 450,000,000 Class A Ordinary Shares with a par value of US$0.000005 each and (b) 50,000,000 Class B Ordinary Shares with a par value of US$0.000005 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C) the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

☐ For	☐ Against	☐ Abstain

Item 2   By an ordinary resolution, to adopt the Delixy Holdings Limited 2026 Equity Incentive Plan (the “Plan”), as set forth in Annex B to the Notice of the Extraordinary General Meeting.

☐ For	☐ Against	☐ Abstain

Item 3   By an ordinary resolution, to approve that:

(A)    the consolidation of all the issued and unissued shares of the Company, of whatever class or series, be and is hereby approved at a ratio of not less than one (1) share for every two (2) shares and not more than one (1) share for every five hundred (500) shares (the “Range”), with the exact consolidation ratio, being a whole number within the Range, to be determined on one occasion by the board of directors of the Company (the “Board”) in its sole discretion within 180 days from the date of passage of this resolution (the “Share Consolidation”); and

(B)    in connection with the Share Consolidation, the Board be and is hereby authorized, in its sole discretion and on such terms as it considers expedient, to deal with any fractional entitlements arising from the Share Consolidation, including (without limitation) by: (i) capitalizing all or any part of any amount standing to the credit of any reserve or fund of the Company (including the share premium account and retained earnings or profit and loss account), whether or not such amount is available for distribution; and (ii) applying such capitalized amount in paying up in full unissued shares of the Company to be issued to shareholders for the purpose of rounding up fractional entitlements resulting from the Share Consolidation, and to take all such actions and execute all such documents as the Board may consider necessary or desirable to give effect to the foregoing.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
Dated: __________________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

VOTING INSTRUCTIONS

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign, date, and return your voting card in the enclosed envelope.

Please note the latest we will accept voting is on February 22, 2026, at 11:59 A.M., Singapore Time (February 21, 2026, at 10:59 P.M., Eastern Time).